UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTH MANAGEMENT ASSOCIATES, INC.

(Name of Subject Company (Issuer))

HEALTH MANAGEMENT ASSOCIATES, INC. (ISSUER)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

ZERO-COUPON CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2022

(Title of Class of Securities)

421933AC6 and 421933AD4

(CUSIP Numbers of Class of Securities)

ROBERT E. FARNHAM

SENIOR VICE PRESIDENT

AND CHIEF FINANCIAL OFFICER

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108

TELEPHONE: (239) 598-3131

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:

CHARLES S. WHITMAN, III, ESQ.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 450-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]*
$330,000,000	$41,811

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

1	The transaction value is based upon the principal amount at maturity of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.
2	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.
*	Previously paid.

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) to Issuer Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Health Management Associates, Inc., a Delaware corporation (the “Company”) on November 30, 2004, as amended by Amendment No. 1 filed on December 21, 2004 (collectively, the “Schedule TO”), to exchange (the “Exchange Offer”) an aggregate principal amount at maturity of up to $330,000,000 of the Company’s Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the “New Notes”) for a like principal amount at maturity of the Company’s issued and outstanding Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the “Old Notes”). The Company’s Exchange Offer is made upon the terms and subject to the conditions set forth in the Exchange Circular dated November 30, 2004 (as amended and supplemented hereby and as may be further amended and supplemented from time to time, the “Exchange Circular”) and the related Letter of Transmittal, which were previously filed as Exhibit (a)(1)(i) and (a)(1)(ii) to the Schedule TO. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The information in the Exchange Circular is incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

This Amendment No. 2 is the final amendment to the Schedule TO.

Item 11. Additional Information.

Item 11(b) of Schedule TO filed on November 30, 2004, as amended on December 21, 2004, is hereby amended and supplemented by adding the following information:

(b) Other Material Information. On December 29, 2004, the Company issued a press release announcing the results of the Exchange Offer, which expired at 12:00 midnight, New York City time, on Tuesday, December 28, 2004. A copy of such press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated in this Item 11(b) by reference. As of the expiration of the Exchange Offer, $329,828,000 aggregate principal amount at maturity of Old Notes had been tendered in exchange for an equal principal amount at maturity of New Notes.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following as Exhibit (a)(5)(ii):

(a)(5)(ii)	Press Release issued by HMA, incorporated by reference to Exhibit 99.1 to HMA’s Current Report on Form 8-K filed on December 29, 2004 (announcing results of the issuer tender offer).

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2004	HEALTH MANAGEMENT ASSOCIATES, INC.

	By:	/s/ Joseph V. Vumbacco
	Name: Title:	Joseph V. Vumbacco President and Chief Executive Officer

3

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Exchange Circular, dated November 30, 2004, as amended.*

(a)(1)(ii)	Letter of Transmittal dated November 30, 2004.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2004.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2004.*

(a)(5)(i)	Press Release issued by HMA, incorporated by reference to Exhibit 99.1 to HMA’s Current Report on Form 8-K, filed on November 30, 2004.*

(a)(5)(ii)	Press Release issued by HMA, incorporated by reference to Exhibit 99.1 to HMA’s Current Report on Form 8-K, filed on December 29, 2004 (announcing results of the issuer tender offer).

*	Previously Filed.

4